Amendment to Pricing Supplement 28 dated June 19, 2003
(To Prospectus dated March 22, 2000 and
Prospectus Supplement dated March 22, 2000)

Rule 424(b) (3)
File No. 333-31502

PACCAR FINANCIAL CORP.
Medium-Term Notes, Series J - Floating Rate
CUSIP# 69371RWE2

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

- ☐ Goldman, Sachs & Co.
- ☐ Banc of America Securities LLC
- ☐ Merrill Lynch & Co.
- ☐ Morgan Stanley Dean Witter
- ☐ Salomon Smith Barney
- ☐ ABN AMRO Incorporated
- ☒ J.P. Morgan Securities Inc.
- ☐ acting as ☒ principal ☐ agents

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of 100% of the Principal Amount.

Principal Amount: $100,000,000	Original Issue Date:	July 11, 2003
Agent's Discount or Commission: 0.20%	Maturity Date:	July 11, 2005
Net Proceeds to Company: $99,800,000	Interest Payment Date(s):	Quarterly on the 11th or next Business day of Oct., Jan., Apr., and July via modified following business day convention, commencing Oct. 14, 2003

Calculation Agent:

Interest Calculation:
- ☒ Regular Floating Rate Note
- ☐ Inverse Floating Rate Note
  - Fixed Interest Rate:
- ☐ Other Floating Rate Note (see attached)

- ☐ Floating Rate/Fixed Rate Note
  - Fixed Rate Commencement Date:
  - Fixed Interest Rate:

Initial Interest Rate: To Be Determined
Initial Interest Reset Date: October 14, 2003
Interest Reset Date(s): Quarterly on the 11th or next business day of Oct., Jan., Apr., and July via modified following business day convention.

Interest Rate Basis:
- ☐ CD Rate
- ☐ Commercial Paper Rate
- ☐ CMT Rate
  - ☐ CMT Telerate Page 7051
  - ☐ CMT Telerate Page 7052
  - If CMT Telerate Page 7052:
    - ☐ Weekly Average
    - ☐ Monthly Average
- ☐ Federal Funds Rate
- ☒ LIBOR
  - Designated LIBOR Page:
    - ☐ LIBOR Reuters Page
    - ☒ LIBOR Telerate Page 3750
  - LIBOR Currency:
- ☐ Prime Rate
- ☐ Treasury Rate
- ☐ Other (see attached)

Index: 3 Month LIBOR
Spread (+/-): - 0.06%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
      ☐ 30/360 for the period from   to   .
      ☒ Actual/360 for the period from   July 11, 2003 to July 11, 2005.
      ☐ Actual/Actual for the period from   to   .

Redemption:
      ☒ The Notes may not be redeemed prior to the Maturity Date.
      ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
          Initial Redemption Date:
          Initial Redemption Percentage: ___ %
          Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
      ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
      ☒ The Notes may not be repaid prior to the Maturity Date.
      ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
          Optional Repayment Date(s):

Currency:
      Specified Currency: USD (If other than U.S. dollars, see attached)
      Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
      Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
   Issue Price: ___%

Form: ☒ Book-Entry   ☐ Certificated

Other Provisions: